9/13

05011224

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford

*CURRENT ADDRESS

PROCESSED

SEP 19 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4403

FISCAL YEAR 4-30-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/15/05

Wolford

Annual Report 2004/05

Stock Data

in EUR	2004/05	2003/04
Earnings (loss) per share	(0.99)	0.18
Stock price at end of fiscal year	17.50	22.45
Dividend	0.00*	0.00
Stock price high for fiscal year	29.40	23.20
Stock price low for fiscal year	15.73	9.50
Market capitalization at end of fiscal year	87,500,000	112,250,000
Trading volume (average daily number of shares)	13,897	13,688

* Recommendation to the annual meeting of shareholders

Financial Calender

July 21, 2005	Press conference on fiscal year
August 9, 2005	Sales for first quarter of 2005/06
September 12, 2005	Annual meeting of shareholders, 5 p.m., Bregenz
September 22, 2005	Earnings for first quarter of 2005/06
September 27, 2005	Ex-dividend Day
September 29, 2005	Dividend payment date
November 8, 2005	Sales for first two quarters
December 16, 2005	Earnings for first two quarters
February 9, 2006	Sales for first three quarters
March 15, 2006	Earnings for first three quarters
May 11, 2006	Sales for fiscal year 2005/06

Continuous update at the Wolford website www.wolford.com, see Investor Relations

Key Figures for Wolford Group

in thousands of euros (TEUR)	2004/05	Change in %	2003/04	2002/03	2001/02
Sales	116,307	-2.4 %	119,214	128,784	137,617
EBITDA	6,214	-33.6 %	9,359	12,120	7,748
EBITDA margin	5.3 %	-	7.9 %	9.4 %	5.6 %
EBIT	(514)	-119.5 %	2,633	3,368	(2,469)
EBIT margin	-0.4 %	-	2.2 %	2.6 %	-1.8 %
EBT	(2,169)	-312.4 %	1,021	1,433	(5,839)
Net profit (loss) for the year	(4,687)	-645.0 %	860	2,458	(4,597)
Total assets	126,313	-7.1 %	135,950	146,161	157,008
Non-current assets excluding financial investments	66,276	-2.5 %	67,974	71,752	78,569
Bank and other debt	31,082	-17.7 %	37,771	52,080	64,493
Net debt	18,712	-20.1 %	23,412	34,363	46,257
Gearing	30.7 %	-	36.0 %	53.4 %	75.9 %
Shareholders' equity	60,894	-6.4 %	65,054	64,397	60,968
Equity ratio based on total assets	48.2 %	-	47.9 %	44.1 %	38.8 %
Gross liquidity	12,370	-13.9 %	14,359	17,717	18,236
Cash flow from operating activities	9,891	-23.4 %	12,917	14,168	4,039
Free cash flow	3,201	-69.0 %	10,330	9,719	20,347
Capital expenditure	5,830	62.4 %	3,591	3,747	8,285
Amortization, depreciation and write-downs	6,728	0.0 %	6,726	8,752	10,216
Number of employees (average full-time equivalents for the year)	1,388	-2.9 %	1,430	1,571	1,814
Return on sales	-4.0 %	-	0.7 %	1.9 %	-3.3 %
Net operating profit after tax	(386)	-117.4 %	2,217	5,778	(1,943)
Working capital	7,536	65.6 %	4,550	3,505	(7,731)
Capital employed	94,619	-6.9 %	101,632	111,362	119,502
Return on capital employed	-0.4 %	-	2.2 %	5.2 %	-1.6 %
Return on equity	-7.7 %	-	1.3 %	3.8 %	-7.5 %
Weighted average cost of capital	4.1 %	-	4.3 %	6.0 %	5.5 %
Economic value added	(4,245)	95.4 %	(2,172)	(927)	(8,501)

Contents

Key Figures >

Annual Report 2004/05

Wolford Aktiengesellschaft
Wolfordstraße 1, Bregenz on Lake Constance, Austria



Wolford Stock

Information on the stock

The stock of Wolford AG delivered a strong performance in the first fiscal quarter of 2004/05, attaining its high for the fiscal year on June 22, 2004 at a price of EUR 29.40. The subsequent correction until about the middle of the fiscal year then brought the stock's performance approximately into line with the trajectory of the ATX, Austria's blue-chip equity index. From mid-October, however, the stock no longer held pace with the ATX, which participated vigorously in the upside potential associated with the strong business prospects for Austrian companies in Eastern Europe. In a significant downward movement, Wolford's share price marked its low on November 16, 2004. This was accompanied by the reporting year's highest daily trading volume of more than 100,000 shares (on each of two days). A rally which then began in December 2004 brought slow but steady gains until the middle of February 2005. The stock, traded in the Prime segment of the Vienna stock exchange, later eased again in three small steps to close the fiscal year at EUR 17.50.

This represented a decrease of about 20 percent compared with twelve months earlier. The stock thus did not match the performance of the MSCI World Textiles, Apparel & Luxury Goods Index (in which Wolford is included).

On balance, trading volume proved more measured than in the year before. Notable exceptions were June, the period from November to early January, and a spike in mid-February. The largest number of shares, exceeding 100,000, changed hands on each of November 12 and 15, 2004. Average daily volume was 13,896.55 shares.

In the 2004/05 fiscal year, research coverage of Wolford AG continued to be provided by international analyst houses ABN Amro in London and Berenberg Bank in Hamburg. In Austria Wolford is regularly covered by the research departments of Bank Austria Creditanstalt AG, Deutsche Bank AG, Erste Bank der oesterreichischen Sparkassen AG and Raiffeisen Centrobank AG.

Stock price performance (indexed)

- Wolford AG
- ATX Prime
- Trading volume (shares in '000)


60
40
20
0
-20
-40
100,000
50,000
0
03.05.2004
29.04.2005

Investor Relations

Wolford takes pride in a tradition of professional, reliable communications with the capital markets. During the last fiscal year as well, investor relations activities and the presence in international financial markets were further expanded. As its guiding principles in this sphere, Wolford embraces continuity, transparent and consistent communication, and personal credibility. Wolford regards investor relations as a vital function of top management. CFO Peter Simma therefore makes it part of his personal role to act as the financial community's primary contact. Market interest in Wolford stock remains consistently high. This has been as evident during the management's numerous presentations in the financial centers of the Anglo-Saxon and Latin markets as in the coverage by analysts and the financial press. In 2004 the Executive Board also presented the "World of Wolford" business model to many private and institutional investors in Austria and abroad.

Investor relations contacts:
Peter Simma (Chief Financial Officer)
Phone (+43 5574) 690 1213
Fax (+43 5574) 690 1219
E-mail investor@wolford.com

ISIN (International Securities Identification Number)	**AT0000834007**
Ticker symbol	**WLFD**
Number of shares	**5,000,000**
Listed in Vienna (Prime Market segment) Frankfurt (OTC) and New York (NYSE, ADR program, Level 1)	

Ownership Structure

The shareholder structure of Wolford AG did not change materially in the 2004/05 fiscal year. The WMP family trust holds more than one-quarter of the shares, and the Freedonia and Sesam private trusts each own between five and ten percent. Wolford AG itself holds five percent in the form of treasury stock. The rest of the shares represent free float.





World of Wolford

Structure of the Wolford Group

WOLFORD AG,
BREGENZ A 1950

WOLFORD
(SCHWEIZ) AG
St. Margrethen CH 1971

WOLFORD
DEUTSCHLAND GMBH
Munich D 1975

WOLFORD
PARIS S.A.R.L.
Paris F 1987

WOLFORD
LONDON LTD.
London UK 1988

WOLFORD
ITALIA S.R.L.
Milan I 1992

WOLFORD
ESPAÑA, S.L.
Madrid E 1993

WOLFORD
SKANDINAVIA APS
Copenhagen DK 1995

- WOLFORD
  SKANDINAVIA APS
  Norway 1999
- WOLFORD
  SKANDINAVIA APS
  Finland 1999
- WOLFORD
  SKANDINAVIA APS
  Sweden 1999

WOLFORD
AMERICA, INC.
New York USA 1996

WOLFORD
BOUTIQUES, LLC.
New York USA 1998

WOLFORD
CHINA LTD.
Hong Kong PRC [1] 1998

WOLFORD
NEDERLAND B.V.
s' Hertogenbosch NL 1998

WOLFORD
CANADA, INC.
Vancouver CDN 2000

WOLFORD
JAPAN K.K.
Tokio J [2] 1997

100% subsidiary
☐ branch office

[1] in liquidation
[2] liquidated in 2004/05

Locations


North America
Europe
Asia
South America

○ Wolford Group

○ Representative Offices

Product Portfolio



Legwear

In the Legwear range, Wolford offers pantyhose, stockings, stay-ups, knee-highs and socks, both in a classic year-round range and a seasonal trend collection. Legwear, which has formed Wolford's core business for the past 55 years, represented 50.5 percent of brand sales in the 2004/05 fiscal year.

Bodywear

The Bodywear products – such as the classic "body" with buttons, shirts, tops, sweaters, cardigans, dresses, skirts and pants – grew out of Wolford's hallmark circular knitting technology and today have become a key thrust in the company's diversification strategy. Flat knit models from merino and other wool, viscose, cashmere and silk complete the offering in the luxury segment. The Bodywear range contributed 36.3 percent of brand sales in the last fiscal year.

Lingerie (bodyCULTURE)

Wolford's Lingerie collection, consisting of year-round products and seasonal lines, perfectly complements the rest of the Wolford wardrobe. Its seamless items fit Wolford's philosophy of providing wearers with a "second skin", and its exclusive designs of exquisite lace fulfill women's desire for luxury and quality. The Lingerie collection, also known as bodyCULTURE, accounted for 10.4 percent of Wolford's brand sales in fiscal year 2004/05.

Swimwear

The Swimwear line from Wolford is a seasonal summer collection that boosts sales especially in the company's southerly markets with an extended warm season. This offering, in addition to one-piece swimsuits and bikinis, also includes fashionable accessories and beachwear, notably towels, pareos, dresses, shirts, pants and other items. The Swimwear range contributed 2.5 percent of brand sales in the fiscal year completed.

Highlights

- The year was defined by **restructuring initiatives in product development, the internal realignment** and the strengthening of the design, marketing and sales departments at the headquarter in Bregenz.

- The outstanding focal activities in the fiscal year were **investment in heightened distribution quality and far-reaching reorganizations of the sales forces** in selected markets. While 21 boutiques were closed, 22 new ones were opened.

- Wolford acquired **19 Wolford boutiques and shop-in-shops previously operated by Palmers**. Of these, 13 are located in Austria and six in Germany. Fifteen partner boutiques were launched in CEE, one of the most important growth markets.

- Market acceptance of the luxury lines in the top price points is showing a very auspicious trend. **In the luxury yarn/flat knit segment, sales were 19 percent higher than in the year before**. This portfolio includes products of merino wool, viscose-and-silk blend and collections that feature sweaters, tops, cardigans and other items. Beginning with the fall/winter 2005 collection, cashmere will also be available.

- The trend for Wolford's core products was particularly good. Sales of two of the key product lines – **Legwear Sheer Essentials and Bodywear Essentials – gained a respective five and three percent.**

- The successful strategy of **working with international star designers** remained in place. Thus, in 2004/05 new partnerships were forged with Giorgio Armani and Emilio Pucci. Both resulting collections enjoyed a very positive reception in the market.

- The main reasons for the **decline of 2.4 percent in consolidated sales** were **very low follow-up orders** in the last two months of the fiscal year, the **dollar weakness** and a significant **reduction in private-label sales**.



One-on-One with the CFO

A conversation with Holger Dahmen, Chief Executive Officer of Wolford AG

Mr. Dahmen, you became Chief Executive in January 2004 and are now reporting on the first full fiscal year under your leadership. Which objectives have you already accomplished?
Although some restructuring was already done under my predecessor, the past 16 months were very much dedicated to placing the company on a more solid footing internally and preparing the new marketing campaign. We carefully continued to reduce costs and took action to heighten efficiency. While we have covered much of the distance already, Wolford still remains in a restructuring phase. Throughout these activities I have been deeply impressed by the exceptional commitment and motivation shown by our employees, and I would like to take this opportunity to once more express my sincere thanks to all Wolford staff.

Why have the turnaround in sales and earnings not been achieved?
Until near the end of the fiscal year it looked as if we would at least maintain the prior-year level of sales. As it turned out, we were ultimately thwarted by the weak follow-up orders in important markets, the sluggishness of business in Asia and the sales slump in Switzerland. Likewise, the U.S. dollar's persistent decline and a considerable reduction in sales to important private-label partners worked against the positive trend. While the number of boutiques had still been down substantially in the previous year, by last year, closings and openings were balanced.
These important investments in our distribution quality – coupled with a marked strengthening of our sales team through new hiring – thus make me optimistic for the future. What is more, we have adjusted our internal structures in a way designed to grow brand sales in the Far East and Switzerland. The private-label business also will rally again.

When do you expect to turn around profitability?
As you might imagine, becoming profitable again remains our central goal. With our cost structure now greatly improved, the sales growth we are targeting will translate into a disproportionately positive effect on earnings.

How far along are you in realizing your vision of establishing Wolford as a global luxury brand?
We have made great strides, but there is more to be done. The early part of the year under review we used for in-depth, comprehensive market and distribution analysis. For example, we asked how Wolford is perceived by our end customers, what are the brand's core values, and what differentiates us from the competition. Internally, we gained additional strength by substantially reinforcing our sales and marketing teams. At the same time, we conducted a critical evaluation of our entire product portfolio. Some of our key conclusions were that our focus must lie squarely in the premium segment and that we must shift the target

group for our products cautiously toward younger ages (which includes an expansion in the collaboration with designers). At the distribution end, we are concentrating on our monobrand channel, and this imbues our new store concept with special significance. The intention behind the new look and feel we are giving our outlets is to gradually unify our brand identity and develop a corporate design that is consistent with our positioning in the luxury segment.

You mentioned your designer partnerships. How satisfied are you with these activities?
We are highly pleased! They add to the brand's fashion value and also enable us to tap new customer segments. And the additional prestige and weight carried by designers like Armani, Pucci, Westwood and Lagerfeld also are not to be underestimated. We will definitely continue to use this strategy. In this context we plan to have further surprises in store going forward.

One of Wolford's traditional strengths is corporate and product communications. What's ahead in this area?
As I pointed out earlier, we have put new structures and resources in place – especially internally – that I am convinced make us able to compete more effectively. We consciously decided that communications would be the part of the marketing mix to work on last: first do the analysis, then optimize product and distribution, and only then make promises, so that we can deliver on them comfortably. And I can already tell you that we will visibly expand our communication activities – both qualitatively and quantitatively – to reflect Wolford's positioning.

For decades, Wolford has been manufacturing in Bregenz, Austria, a high-wage country. Do you feel any pressure from low-cost manufacturers?
We have made big improvements in our costs and raised productivity – but never at the expense of the proverbial Wolford quality. In fact, quality represents the very backbone of the brand and company. This is an area in which we won't economize. To the contrary: We remain true to our uncompromising quality focus that is unique in the industry. Our production location here in Bregenz is ideally suited to safeguarding this priority. Besides, I see cut-price vendors as competing in a different market segment, with a different target clientele altogether.

Last year you spoke of targeting a two-figure EBIT margin. Could you comment on this?
It goes without saying that we are pursuing a rapid improvement in the bottom line. As I indicated a year ago, in the medium term, our EBIT margin must reach double digits. We are on our way to this destination.



Boards

Executive Board

Holger Dahmen
Chief Executive Officer
Responsible for sales, production and technology
Member of the Board since 01/2004

Peter Simma
Chief Financial Officer
Responsible for Finance,
Human Resources, IT and Purchase
Member of the Board since 08/2001

Roberto Geronzi
Responsible for Marketing
Member of the Board since 12/2001

Josef Metzler
Vice Chairman of the Board
Responsible for Technology, IT and purchase til March 31, 2005
Member of the Board from 12/1990 until 03/2005

Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board

Emil Flückiger
Vice Chairman of the Supervisory Board

Wolfgang K. Meusburger

Gerd Strehle

Representatives of the Staff Council:

Peter Glanzer

Anton Mathis







From the top:
Holger Dahmen,
Peter Simma,
Roberto Geronzi



Wolford's Fiscal Year 2004/05

Market developments

While at the beginning of the 2004 calendar year there were still slight signs of a recovery especially in those economic sectors that are important for the fashion and luxury goods industry, it is now clear in retrospect that this by no means represented a sustained global uptrend. Although the United States, with growth in gross domestic product of 4.4 percent, remained a key engine of global economic activity in 2004, the never-before-seen highs in oil prices and the (as ECB President Claude Trichet put it) "brutal" euro had a detrimental effect.

Once again the emerging markets, especially in Southeast Asia, recorded particularly strong growth. The most dynamic economy, expanding by about nine percent, remained China. Japan, by contrast, grew by a modest 2.6 percent. Meanwhile the GDP of Russia, another increasingly important target market, increased by seven percent over the year. Euroland reached growth of only 1.7 percent, albeit still the highest rate since 2000. The German economy, however, effectively stagnated. On balance, the upper turning point in worldwide economic growth already occurred in the summer of 2004 – soon after the beginning of Wolford's fiscal year. Consumer spending in Germany in particular remained subdued, and the 2004 Christmas shopping season there was accordingly poor.

Globally speaking, markets will grow overall, but in view of the slightly easing pace of the world's economic upswing, consumer sentiment in Europe is unlikely to improve materially in the coming months. A negative driver for European economic vigor is the high value of the euro against the U.S. dollar. The euro's depreciation as a result of the rejection of the EU constitution in France and the Netherlands should be only temporary. On the other hand, the previously forecast rise in the exchange rate to USD 1.30–1.40 per EUR will probably not occur, either.

The liberalization of the world textile trade, the demographic trend in the industrialized countries, and the supply of raw materials and energy are important factors that will have significant effects. Competition in all price segments will intensify further. Production processes continue to be moved to lower-wage countries. The business environment forces companies to follow certain strategies: to innovate in product development, to create tailored solutions with a high content of expertise and quality, to specialize in and concentrate on niche offerings, to be flexible in the market and to step up marketing.[*]

[*] Source: Swiss Textiles Association 2004 annual report

Business trend at Wolford

In the 2004/05 fiscal year the Wolford Group's sales eased from EUR 119.2 million to EUR 116.3 million, or by 2.4 percent. Compared to the previous year, when sales declined by 7.4 percent, the downward trend thus slowed significantly despite an adverse economic setting. The clearly positive sales trend seen in the fiscal third quarter did not persist in the final two months of the year under review, with follow-up orders in particular decreasing in the end.

Quarterly sales trend (in thousands of EUR)



Total
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
2004/05
24,142
31,830
34,507
25,828
116,307
2003/04
23,536
33,347
33,664
28,667
119,214
2002/03
26,096
35,645
37,094
29,949
128,784
2001/02
27,593
39,079
39,182
31,763
137,617
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140

Causes of the reduction in sales

The foremost drivers of the sales reduction were the weak U.S. dollar (responsible for about one-third of the total decrease in sales) and the significant fall in sales from private-label business (down EUR 1.4 million or 24 percent year-over-year).

By contrast, sales of brand products (accounting for 96 percent of total revenues) decreased at a milder rate of 1.4 percent (or 0.5 percent on a currency-adjusted basis) and thus trended somewhat better.

At the end of the 2004/05 fiscal year the Wolford Group had 227 boutiques, versus 226 at the beginning of the year. The continual improvement in distribution quality entailed 21 store closures and 22 new openings. In addition, Wolford acquired 13 Wolford boutiques or shop-in-shops previously operated by Palmers in Austria and, with effect from March 1, 2005, an additional six former Palmers operated locations in Germany. On balance at the year-end, 163 boutiques were thus operated by partners and 64 by Wolford.

While volume in the Wolford boutiques (both Wolford owned and partner locations) and factory outlets remained relatively stable, sales via department stores and the multibrand (i.e. specialist retailer) channel inched lower.

Sales trend in EU versus non-EU


European Union
Non-EU countries
2004/05 2)
2003/04 1)
2002/03
2001/02
2000/01
0
10
20
30
40
50
60
70
80
90
100
in %

1) EU 15

2) EU 25

Trends in selected markets

The markets in the Far East and Switzerland, where business disappointed, contributed much of the drop in sales. Owing to a sweeping restructuring of the distribution organization and the associated closures of branch offices and points of sale, revenues in the Far Eastern markets (Japan, Hong Kong, Korea and Australia) fell by about one-half. The decrease in Switzerland measured 18 percent.

A better trend was experienced in Germany and the United States, the largest markets. Although sales in Germany – after several years of contraction at double-digit rates – still declined marginally in fiscal 2004/05 as a whole, the third and fourth quarter each already brought an increase compared to the year-earlier quarter, in spite of the sustained reluctance of German shoppers to spend.

The decrease of six percent in the U.S. was caused solely by the dollar's depreciation against the Group's reporting currency, the euro. Excluding currency effects, a small sales increase was achieved in the U.S.

The course of business in the Austrian home market – still Wolford's third largest sales region – was shaped by the acquisition of the boutiques previously operated by Palmers. The sales trend was very good in Scandinavia (up 16 percent), CEE (up 14 percent), Britain (up 7 percent) and the Netherlands (up 6 percent).

Change in brand sales by geographic market


Total
-2 %
CEE
14 %
Far East
-55 %
J
-65 %
USA
-6 %
0%
NL
6 %
SCAN
16 %
UK
6 % / 7 %
E
-7 %
I
2 %
F
2 %
CH
-18 % / -18 %
D
-3 %
A
6 %
-60 %
-50 %
-20 %
-10 %
0 %
10 %
20 %
in Group currency
in local currency

Sales in the four largest markets – Germany, the U.S., Austria and France – as a percentage of the Group's worldwide total only changed marginally. As a result of the pronounced decrease in Swiss sales combined with the highly positive trend especially in Britain and Scandinavia, both of the latter markets raised their share of sales significantly.

Sales by geographic market


D 17.7 %
USA 14.9 %
A 13.8 %
Other 16.0 %
NL 5.4 %
CH 5.9 %
SCAN 6.9 %
UK 7.1 %
F 12.3 %

Sales trend by geographic market


D
Other
USA
A
F
CH
UK
SCAN
NL
25 %
20 %
15 %
10 %
5 %
0 %
2000/01
2004/05

Focusing on the Wolford brand

Compared to the year before, brand sales as a percentage of the total increased slightly, with 96 percent (2003/04: 95 percent) of sales now generated under the Wolford label. The reason for this increase was the disproportionately small decline of just 1.4 percent in brand sales. The significant reduction in private-label business was attributable mainly to general sales problems experienced with two key business partners. The fact that Wolford won two new private-label customers, however, shows that this segment will remain part of the Group's business both economically and for distribution-related tactical reasons.

Sales split between brand and private labels in 1994/95 and 2004/05


Private labels 14 %
Brand 86 %
1994/95
Private labels 4 %
Brand 96 %
2004/05

The trend in the average wholesale unit price makes it clear that Wolford is successful in implementing its strategic focus on the premium segment. Despite the discount pricing trend that continues in Germany and partly also in Austria – observed in almost all segments of the retail market, including lingerie and underwear – Wolford is able to price its products at levels consistent with their unrivalled quality. For the first time, the average price rose past the 15 euro mark.

Average unit price (in EUR) based on wholesale prices



2004/05
15.21
2003/04
14.66
2002/03
14.97
2001/02
14.20
2000/01
14.10
0
5
10
15

The core Legwear business was further expanded and reached 51 percent of brand sales for the year (FY 2003/04: 48 percent). In the other product groups of Bodywear, Lingerie and Swimwear, sales and the respective share of total sales eased year-over-year. However, sales of bodysuits designed by Wolford expanded by a respectable eleven percent.

Significant elements of the Group's high-fashion-oriented market positioning remain the established designer partnerships with Vivienne Westwood and Lagerfeld Gallery. And especially the first-time joint collections last year with Giorgio Armani and Emilio Pucci fulfilled the high expectations and were very well received by the market.

Brand sales by product group 2004/05


Legwear 50.5 %
Swimwear 2.5 %
bodyCULTURE 10.4 %
Accessories 0.3 %
Bodywear 36.3 %

Trend in share of brand sales by product group


Legwear
Bodywear
bodyCULTURE
Swimwear
Accessories
50 %
40 %
30 %
20 %
10 %
0 %
1999/00
2004/05

Boutiques remain the important face to the public

While the previous year had been dominated by the streamlining of the distribution network, the clear emphasis in 2004/05 was placed on improving distribution quality. While 21 boutiques were closed, 22 new ones opened their doors: Budapest, Odessa, Riga, Brno, Gdynia, Kielce, Copenhagen, Horsholm, Malmö, Göteborg, Düsseldorf, Kuwait, Hong Kong and nine locations in Russia.

The sales share of Wolford's own retail outlets grew from 26 to 28 percent of total Group sales. Compared to the previous fiscal year, sales in this distribution channel were up by three percent, or 5.5 percent before exchange rate effects.

There were some wide regional differences in the trends for the individual distribution channels during the reporting year. Wolford boutique sales increased markedly especially in Scandinavia, CEE and the Netherlands. Sales via department stores were particularly strong in Scandinavia and Britain. Sales in the multibrand channel rose steeply in the U.S. and Scandinavia while disappointing in Switzerland and being effectively flat in the other markets.

Sales by distribution channel 2004/05


Factory outlets 4.7 %
Boutiques 39.9 %
Multibrand retailers 29.6 %
Private labels 3.8 %
Department stores 22.0 %

Sales by distribution channel



Multibrand retailers
Department stores
Private labels
Boutiques
Factory outlets
60 %
50 %
40 %
30 %
20 %
10 %
0 %
1995/96
2004/05

Wolford has a long track record of continuous innovation. The key role which new products play in the sales result is highlighted by the fact that during the reporting year, almost two-thirds of sales came from products less than two years old. In 1994/95 this proportion stood at 33.9 percent, and even in 2003/04 the share was "only" 55.7 percent. At the opposite end of the product portfolio's age structure, the representation of perennial items (those older than five years) dipped slightly year-over-year to about 23 percent. Both long-standing and new Wolford customers continue to also like the relatively classic items alongside fresh products.

Brand sales by product age in 1994/95 and 2004/05


5 - x years 32.9 %
4 - 5 years 10.6 %
3 - 4 years 5.6 %
2 - 3 years 17.0 %
1 - 2 years 22.8 %
0 - 1 years 11.1 %
5 - x years 23.0 %
4 - 5 years 1.4 %
3 - 4 years 4.0 %
2 - 3 years 6.9 %
1 - 2 years 37.9 %
0 - 1 years 26.8 %
1994/95
2004/05

Branding

The business strategy and brand management continue to pursue the aim (already formulated in the previous year) of positioning Wolford more emphatically as a global luxury brand and being among the market leaders in innovation and design. This is to be achieved by:

- A focus on the brand essence and the growth drivers
- Expansion of the market share in the premium segment
- Profit-oriented growth through the expansion of distribution capacity and of licensing and, in the long term, through diversification

A multitude of activities in the year under review was already designed to serve these objectives. In the interest of an even more rigorous and consistent customer focus, comprehensive market and distribution analyses were conducted. The product portfolio was subjected to extremely detailed scrutiny in order to optimize it. Based on the insights from this in-depth critical review, the marketing strategy was entirely realigned. In addition to the already mentioned, unswerving strategy of premium pricing, the focus on the luxury segment and concentration on the monobrand distribution channel, Wolford began preparations for redesigning the communications strategy. The first step was a gentle updating of the Wolford logo. All logo elements were made somewhat slimmer and rounder and freed from supplementary messages such as "Wien-Paris-London", which in the late 1980s was meant to express the company's rapid expansion. The look of the new logo is uncluttered, more modern, lighter and, most of all, more dynamic, yet it remains true to the fundamental features of the traditional Wolford logo.

Many of the measures outlined here also had corresponding implications for the organizational structure and processes. This made itself felt, for example, in the restructuring and conspicuous strengthening of the sales forces and marketing teams.

The Wolford brand is synonymous with creativity and high quality in hosiery and in finely-knit garments such as bodywear, shirts, skirts, dresses and pants. Sophisticated lingerie and trendy swimwear round out the comprehensive brand concept. Each Wolford product is a unique and unmistakable original. The cooperation with world-class designers like Karl Lagerfeld, Vivienne Westwood, Giorgio Armani and others gives the collections additional high-fashion accents and highlight pieces, thus underscoring the brand's exclusive positioning.

Far from producing commodities, Wolford crafts branded goods that offer superior value for their price. The brand is sold worldwide in some 60 countries, its presence multiplied by the global network of monobrand boutiques and Wolford resellers.

Corporate Governance

We are convinced that carefully implementing and practicing good corporate governance is crucial in securing the trust of investors and the capital market. In September 2002 the Austrian Working Group for Corporate Governance issued a framework of rules for responsible corporate governance that is geared to the sustainable creation of value. This Austrian Code of Corporate Governance, to which companies subscribe on a voluntary basis, leads to a high degree of transparency for all stakeholders of the company.

Wolford has already long fulfilled many of the Code's provisions, and committed itself to the Code in principle in the 2002/03 annual report. Implementation was consistently pursued during the 2003/04 fiscal year and compliance with almost all rules is now achieved.

In addition to the mandatory compliance with the so-called "L rules" (these are legal requirements), the company adheres to all "C rules" ("comply-or-explain" rules) except for Rule 42 (strategy committee within the Supervisory Board), 51 (Supervisory Board representation of free float), 54 (number of Supervisory Board seats), and 78 (auditing of risk management).

To comment on these exceptions: In light of the company's size, the whole Supervisory Board will act as the strategy committee for the time being. Also, no increase in the number of Supervisory Board members is being contemplated at present. In the event of future changes in the number of Supervisory Board positions, the principle of adding a free-float representative to the Board will be given consideration. The present qualifying criteria for Supervisory Board membership have been in effect since the company went public. At most, an addition to the company's by-laws will be considered (for instance regarding an age limit) when the by-laws are to be changed for some other reason. In all other respects, the company complies with the legal requirements of § 86 of the Austrian Stock Corporation Act (Aktiengesetz). Lastly, the requirement of risk management has been effectively addressed by the creation of a distinct organizational unit, Internal Auditing, which reports directly to the Group's Executive Board. In view of the Executive Board's responsibility to provide reports to the Supervisory Board, Wolford regards the risk management function as sufficiently fulfilled.



Management Report

of the Wolford Group for the fiscal year

2004/05

Business Performance

Although at the beginning of the 2004 calendar year there were still slight signs of a recovery in those economic environment sectors important for the fashion and luxury goods industry, it is clear in retrospect that this has not yet ushered in a sustained global upswing.

Euroland achieved economic growth of 1.7 percent while, for instance, China's economy expanded by 9.0 percent and Russia's by 7.0 percent. The German economy, however, effectively stagnated. On balance, the upper turning point in worldwide economic growth already occurred in the summer of 2004 – soon after the beginning of Wolford's fiscal year. In Germany especially, consumer spending remained very sluggish.

The liberalization of the world textile trade, the demographic trend in the industrialized countries, and the supply of raw materials and energy are important factors that will continue to gain significance. This business environment forces companies to innovate in product development, to create tailored solutions with a high content of expertise and quality, to specialize in and concentrate on niche offerings, to be flexible in the market and to step up marketing.

Consolidated sales eased by EUR 2.9 million, from EUR 119.2 million to EUR 116.3 million. Operating output, at EUR 119.6 million, was 1.1 percent lower than in the previous year.

Staff

In 2004/05 the Wolford Group employed an average of 1,388 employees (previous year: 1,430) based on full-time-equivalents. In fiscal 2004/05 the Group employed 36 apprentices. Wolford is thus developing a pool of well-trained specialists for the future in order to further raise the company's high level of technical expertise.

Staff costs rose by EUR 1.3 million to EUR 60.3 million. This increase resulted largely from the departure of an Executive Board member at the end of March 2005.

Productivity was nonetheless slightly improved. Sales per employee grew from EUR 83,400 in the prior year to EUR 83,800.

Average number of employees (full-time basis)


2004/05 1,388
2003/04 1,430
2002/03 1,571
2001/02 1,814
2000/01 1,880
0
200
400
600
800
1000
1200
1400
1600
1800
2000

Staff costs (in thousands of EUR)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
47.7 %
49.6 %
51.9 %
2002/03
2003/04
2004/05
..... in % of sales

2004/05	**60,344**
2003/04	59,071
2002/03	61,451

Other operating expenses

Other operating expenses saw an increase of EUR 0.6 million in the reporting period, a result mainly of higher lease costs. A total of 21 Wolford boutiques or shop-in-shops were acquired from partners. The Wolford Group companies either took over existing leases or concluded new lease agreements.

Other operating expenses (in thousands of EUR)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
24.2 %
23.6 %
24.7 %
2002/03
2003/04
2004/05

..... in % of sales

2004/05	**28,757**
2003/04	28,191
2002/03	31,127

Financial positions and results of operations

EBITDA was EUR 6.2 million. The EBITDA margin based on sales was 5.3 percent (previous year: 7.9 percent). This decrease is explained by the lower revenues and by one-time expenses of about EUR 2.7 million, including costs associated with the exit of an Executive Board member. Additional causes were asset write-downs and other provisions.

EBIT was accordingly reduced to EUR -0.5 million (2003/04: EUR 2.6 million). Without the one-off effects mentioned above, EBIT would have been a profit of EUR 2.2 million. Owing to the expenses of the initiated distribution restructuring and the steps taken in the retail activities, no further significant cost savings were realized in the fiscal year.

EBITDA (in thousands of EUR)



12,000
0
9.4 %
7.9 %
5.3 %
2002/03
2003/04
2004/05

..... in % of sales

2004/05	**6,214**
2003/04	9,359
2002/03	12,120

EBIT (in thousands of EUR)



4,000
0
-1,000
2.6 %
2.2 %
-0.4 %
2002/03
2003/04
2004/05

..... in % of sales

2004/05	**(514)**
2003/04	2,633
2002/03	3,368

The financial result, at EUR -1.65 million, was at the prior-year level. EBT, or profit before tax, was EUR -2.2 million (previous year: EUR 1.0 million). Excluding the one-time expenses, write-downs and other provisions, EBT would have been a positive EUR 0.5 million.

Financial result (in thousands of EUR)


2004/05
2003/04
2002/03
(1,655)
(1,612)
(1,935)
-2,000
-1,000
0

Cash flow from operating activities, at EUR 9.9 million, was EUR 3.0 million lower than in the year before, due primarily to the decline in EBT. Operating cash flow was equivalent to 8.5 percent of sales (previous year: 10.8 percent).

EBT and cash flow (in thousands of EUR)


Cash flow
EBT
2004/05
2003/04
2002/03
9,891
(2,169)
12,917
1,021
14,168
1,433
-2,000 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000

The cut in the corporate income tax rate from 34 percent to 25 percent and the consequent remeasurement of deferred tax assets led to a deferred tax expense of EUR 1.4 million recognized in the income statement and an additional deferred tax expense of EUR 0.6 million.

The total deferred tax expense of EUR 2.0 million resulted in a net loss for the year of EUR 4.7 million.

The loss per share was EUR 0.99 (prior-year profit per share: EUR 0.18).

Earnings per share and cash flow per share (in thousands of EUR)

Earnings per share
Cash flow per share



2004/05
(0.99)
2.08
2003/04
0.18
2.72
2002/03
0.52
2.98
-1
0
1
2
3

Capital expenditure, amortization, depreciation and write-downs, and cash flow (in thousands of EUR)

Capital expenditure
Amortization, depreciation and write downs
Cash flow



2004/05
5,830
6,728
9,891
2003/04
3,591
6,726
12,917
2002/03
3,747
8,752
14,168
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000

Capital expenditure (in thousands of EUR)



8,000
0
..... in % of sales
2.9 %
3.0 %
5.0 %
2002/03
2003/04
2004/05

2004/05	**5,830**
2003/04	3,591
2002/03	3,747

In the 2004/05 fiscal year, Wolford's capital expenditure was EUR 5.8 million (previous year: EUR 3.6 million). Of this total, investment in property, plant and equipment ran to EUR 3.8 million. In real estate rights and patents Wolford invested EUR 2.0 million.

Total assets decreased by EUR 9.6 million on balance. Of this difference, EUR 3.4 million represented a reduction in the capital tied up in receivables and other assets, optimization of liquidity management accounted for EUR 2.5 million, and EUR 2.2 million less of capital was tied up in non-current assets.

Inventories (in thousands of EUR)



Raw materials and supplies
Work in process
Finished goods
2004/05
4,769
4,505
13,488
2003/04
4,510
4,577
13,181
2002/03
3,885
4,335
15,544
0
2
4
6
8
10
12
14
16
18

Shareholders' equity was EUR 60.9 million. The equity ratio improved from the previous year, to 48.2 percent. Non-current liabilities grew by EUR 2.8 million, partly because of one-time effects in provisions for employee benefits caused largely by the already mentioned departure of a member of the Executive Board.

Through a reduction in bank loans and overdraft, current liabilities were lightened by EUR 8.3 million. Net debt improved further, falling by EUR 4.7 million to EUR 18.7 million. As a result, the debt-equity gearing improved significantly from 36 percent to 30.7 percent. One of the key financial targets of the Wolford Group is thus achieved.

Gross liquidity, bank debt and net debt (in thousands of EUR)



Gross liquidity
Bank and other debt
Net debt
2004/05
31,082
18,712
12,370
2003/04
37,771
23,412
14,359
2002/03
52,080
34,363
17,717
-6
-5
-4
-3
-2
-1
0
1
2

Risk management

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. A distinction is made between primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the Company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price); that require little or no initial net investment; and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against risks from movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability to permit budgeting twelve months in advance. The goal in interest rate management is to reduce interest rate risk both in assets and liabilities.

Credit risk

On the assets side, the reported carrying amounts also represent the maximum credit and default risk.

The risk actually incurred however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the Company limits its credit risk related to customers by taking out credit insurance with Prisma Kredit-versicherungs-AG and with OeKB Versicherungs AG, the Austrian national export credit agency.

Interest rate risk

On the assets side, interest rate risk exists with respect to the fixed-interest securities included in financial assets.

On the liabilities side, the borrowings are subject to interest rate risk, which is partly hedged through an interest rate swap. At April 30, 2005 the fair value of this swap was approximately TEUR -59. The changes in the value of the interest rate swap are recognized in the income statement.

The carrying amount of bank debt at April 30, 2005 represents the outstanding principal.

Currency risk management

Exchange rate risks arising from foreign-currency receivables and forecasted sales were largely hedged. This was done by employing currency forwards and currency options.

The fair values of the derivative foreign exchange instruments represent the market values of the forwards or option which would be required as of April 30, 2005 in order to settle the respective currency derivative, without regard to any adverse developments in the value of the underlying instruments. All currency derivative positions open at April 30, 2005 were recognized in the income statement.

The internal audit department that has now been in existence for several years began in the past fiscal year to develop a comprehensive risk management system. The systematic, goal-oriented approach is designed to measure and enhance the effectiveness of risk management and of the risk controlling, supervisory and oversight processes. This greatly reinforces the organization's ability to attain its objectives.

Events after the balance sheet date

No events of special significance have occurred since the end of the fiscal year.

Research and development

In the past fiscal year Wolford invested significant human and financial resources in the development of new products for the Essentials lines in all product groups.

Thus, in the Legwear group, a "stay up" was developed that for the first time features a compression effect and thus promotes circulation. Wolford also launched the "Polar" pantyhose with special insulating qualities. The absolute highlight is "Opaque Naturel light". Among the world's thinnest cotton pantyhose, it offers a perfectly even, lustrous look and outstanding durability.

Research and development expenses (in thousands of EUR)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5.7 %
6.0 %
6.5 %
6.8 %
6.8 %
2000/01
2001/02
2002/03
2003/04
2004/05
..... in % of sales

2004/05	**7,865**
2003/04	8,098
2002/03	8,328
2001/02	8,238
2000/01	8,145

In Bodywear as well, two new weights were developed that round out the Essentials range: "Cotton Velvet light" – a special summer weight consisting of cotton, polyamide and elasthane – and "Merino light", made from super-light merino wool for the cooler part of the year. The Essentials segment of the bodyCULTURE product group was expanded by a natural-fiber line containing almost 90 percent cotton. The latter product line currently consists of six products; as a first, all of them additionally bear a small Wolford logo of metal. Another focus of activity during the last fiscal year was the intensified collaboration with world-class designers. Thanks to the very high standards, these partnerships challenge the creativity and ingenuity of all participants. Thanks to Wolford's development unit, the resulting ideas for unique products are given form in innovative ways.

Outlook

The 2005/06 fiscal year has begun on a promising note with higher sales than in the corresponding period of a year ago. For this year the management expects a continuous positive trend in Germany and the U.S. The measures taken in distribution logistics are intended to generate further cost savings. In addition, efforts are under way to improve business processes and workflows.

The new retail concept developed last year is to be realized in August in three new Wolford boutiques and is highly likely to have a beneficial effect on the monobrand business in the future.

The actions taken to improve and enrich the product portfolio should already make themselves felt positively in the 2005/06 fiscal year.

Bregenz, Austria, June 24, 2005

Holger Dahmen

Peter Simma

Roberto Geronzi





Consolidated Financial Statements 2004/05

Consolidated Financial Statements of the Wolford Group for the year ended April 30, 2005 prepared in accordance with IFRS

Consolidated statements of income for the year ended April 30, 2005

in thousands of EUR	Note	2004/05	2003/04
Sales	(1)	116,307	119,214
Other operating income	(2)	3,417	3,284
Change in inventories of finished goods and work-in-process		(311)	(1,743)
Own work capitalized		213	208
Operating output		**119,626**	**120,963**
Cost of materials and purchased services		(24,311)	(24,342)
Staff costs	(3)	(60,344)	(59,071)
Amortization, depreciation and write-downs except for goodwill	(4)	(6,501)	(6,489)
Goodwill inpairment	(4)	(227)	(237)
Other operating expenses	(5)	(28,757)	(28,191)
Operating profit (loss) [EBIT]		**(514)**	**2,633**
Net interest cost	(6)	(1,048)	(1,360)
Net investment securities income	(7)	126	456
Interest paid for employee benefit funding		(733)	(708)
Profit (loss) before taxes [EBT]		**(2,169)**	**1,021**
Income taxes	(8)	(2,518)	(161)
Net profit (loss) for the year		**(4,687)**	**860**
Earnings per share (in EUR) [= diluted earnings per share]		**(0.99)**	**0.18**

The accompanying Notes form an integral part of these consolidated financial statements

Consolidated Balance sheets at April 30, 2005

ASSETS

in thousands of EUR	Note	April 30, 2005	April 30, 2004
Non-current assets	(9)		
Property, plant and equipment		61,203	63,922
Goodwill		847	1,140
Other intangible assets		4,226	2,911
Investments in associates		3	3
Financial assets		10,721	10,702
Long-term receivables	(10)	424	898
		77,424	79,576
Deferred tax assets	(11)	4,571	6,727
Current assets			
Inventories	(12)	22,762	22,268
Current receivables and other assets	(13)	17,677	21,034
Current securities and financial investments	(14)	1,500	2,500
Cash and cash equivalents		2,379	3,845
		44,318	49,647
Total assets		126,313	135,950

The accompanying Notes form an integral part of these consolidated financial statements

SHAREHOLDERS' EQUITY AND LIABILITIES

in thousands of EUR	Note	April 30, 2005	April 30, 2004
Shareholders' equity	(15)		
Capital stock		36,350	36,350
Additional paid-in capital		1,817	1,817
Other reserves		22,727	26,887
		60,894	65,054
Non-current liabilities			
Long-term debt	(16)	13,624	12,634
Provisions for employee benefits	(17)	14,884	12,645
Other non-current liabilities	(18)	129	520
		28,637	25,799
Current liabilities			
Current portion of long-term debt	(16)	2,214	1,320
Bank loans and overdrafts	(19)	15,244	23,818
Provision for income taxes		624	919
Other current provisions	(20)	3,315	3,010
Trade payables		4,279	5,052
Other current liabilities	(21)	11,106	10,978
		36,782	45,097
Total shareholders' equity and liabilities		126,313	135,950

The accompanying Notes form an integral part of these consolidated financial statements

Consolidated statements of cash flows for the fiscal year 2004/05

	in thousands of EUR	Note	2004/05	2003/04
	Profit (loss) before taxes		(2,169)	1,021
-	Interest and similar income		(229)	(256)
+	Interest and similar expenses		1,277	1,616
+	Amortization, depreciation and write-downs on non-current assets		6,728	6,726
+(-)	Gain (loss) on disposal of property, plant and equipment		(979)	9
+(-)	Gain (loss) on disposal of securities		311	8
+(-)	Currency translation differences		(134)	(876)
+(-)	Increase (decrease) in provisions for employee benefits		2,040	527
-(+)	Increase (decrease) in long-term receivables		474	(80)
+(-)	Increase (decrease) in other non-current liabilities		(391)	36
-(+)	Increase (decrease) in inventories		228	1,496
-(+)	Increase (decrease) in current receivables and other assets		3,357	1,827
+(-)	Increase (decrease) in other current provisions		305	249
+(-)	Increase (decrease) in trade payables		(202)	176
+(-)	Increase (decrease) in other current liabilities		128	1,229
=	Cash generated by operations		10,744	13,708
-(+)	Income taxes credited (paid)		(324)	(244)
+	Interest received		581	741
-	Interest paid		(1,110)	(1,288)
=	Cash flow from operating activities		9,891	12,917
+	Proceeds from sale of securities		1,001	5,780
-	Purchases of securities		0	(2,500)
+	Proceeds from sale of property, plant and equipment and intangible assets		1,288	414
-	Purchases of other intangible assets	(23)	(398)	(345)
-	Purchases of property, plant and equipment	(23)	(2,940)	(2,420)
-	Purchases of boutiques	(23)	(2,761)	0
=	Cash flow from investing activities		(3,810)	929
+(-)	Change in short-term borrowings		(8,505)	(5,487)
+(-)	Change in non-current borrowings		990	(8,948)
=	Cash flow from financing activities		(7,515)	(14,435)
+(-)	Change in cash and cash equivalents		(1,434)	(589)
+(-)	Cash and cash equivalents at beginning of period	(22)	3,845	4,460
+(-)	Effect of exchange rates on cash and cash equivalents at beginning of period		(32)	(26)
	Cash and cash equivalents at end of period	(22)	2,379	3,845

Consolidated statements of changes in equity for the fiscal year 2004/05

in thousands of EUR	Capital stock	Additional paid-in capital	Revaluation reserve	Hedging reserve	Other reserves	Treasury stock	Total
At April 30, 2003	36,350	1,817	(725)	(44)	36,747	(9,748)	64,397
Net profit for the year	0	0	0	0	860	0	860
Other changes taken to equity	0	0	134	30	(367)	0	(203)
At April 30, 2004	36,350	1,817	(591)	(14)	37,240	(9,748)	65,054
Net loss for the year	0	0	0	0	(4,687)	0	(4,687)
Other changes taken to equity	0	0	167	14	346	0	527
At April 30, 2005	36,350	1,817	(424)	0	32,899	(9,748)	60,894

WOLFORD GROUP
Notes to the IFRS consolidated financial statements for the year ended April 30, 2005

The Wolford Group is an internationally operating manufacturer and retailer of high-quality legwear (notably stockings and pantyhose), bodywear, swimwear and lingerie in the luxury segment of the market. Wolford's head office is located in Austria at Wolfordstrasse 1, 6901 Bregenz.

The business activity of the subsidiaries consists of selling products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. General information

Explicit and unreserved statement of compliance with IFRS

The consolidated financial statements of Wolford AG for the 2004/05 fiscal year (the twelve months ended April 30, 2005) were prepared in compliance with the International Financial Reporting Standards (IFRS) issued or adopted by the International Accounting Standards Board (IASB) (formerly International Accounting Standards Committee, or IASC).

All standards, and all interpretations of the Standing Interpretation Committee (SIC) that were adopted by the International Financial Reporting Interpretations Committee (IFRIC), in force and mandatory for the 2004/05 fiscal year were applied in their then current form.

These consolidated financial statements were prepared in accordance with the Austrian law on consolidated financial statements (KonzAG) (§ 245a HGB) published in March 1999. Under this law, a parent company preparing consolidated financial statements and a consolidated management report in accordance with internationally accepted accounting standards is exempted from the requirement to prepare parallel financial statements that satisfy the Austrian financial reporting rules under the Austrian Accounting Code (the HGB). The consolidated financial statements and management report also comply with Directive 83/349/EEC on consolidated financial statements.

The preparation of the consolidated financial statements is the responsibility of the Executive Board.

In all financial reporting by the Wolford Group for the 2004/05 fiscal year, amounts are stated in thousands of euros (TEUR) unless noted otherwise.

2. Basis of consolidation

The scope of consolidation is defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Deutschland GmbH	Munich	100
Wolford (Schweiz) AG	St. Margrethen	100
Wolford Paris S.a.r.l.	Paris	100
Wolford London Ltd.	London	100
Wolford Italia s.r.l.	Milan	100
Wolford España S.L.	Madrid	100
Wolford Skandinavia ApS	Copenhagen	100
Wolford America, Inc.	New York	100
Wolford Japan K.K. [x)]	Tokyo	100
Wolford Nederland B.V.	´s-Hertogenbosch	100
Wolford China Ltd. [xx)]	Hong Kong	100
Wolford Canada, Inc.	Vancouver	100

		Indirect interest in %
Wolford Boutiques, LLC	New York	100

x) liquidated in 2004/05

xx) in liquidation

The number of fully consolidated companies was unchanged in the reporting year.

The year-end of the consolidated financial statements is that of the parent company (April 30).

The balance sheet date of all consolidated companies for the fiscal year is April 30.

The same uniform, Group-wide accounting policies were applied in the preparation of the separate financial statements of all consolidated companies.

Significant differences between IFRS and Austrian HGB accounting law

Differences in concept

Austrian accounting regulations give priority to the protection of creditors and therefore assign paramount importance to the principle of prudence. Likewise, the fact that tax assessment is based on the commercial financial statements has implications for financial statements prepared in accordance with Austrian accounting law.

By contrast, the primary objective of IFRS financial reporting is to provide shareholders and investors with information suitable as a basis for investment decisions. IFRS reporting thus tends to place a higher priority on the comparability of financial statements than does the HGB, both between periods and between companies.

Specific differences that have particular relevance for Wolford's consolidated financial statements are outlined below:

Non-current assets/leases

Under the HGB, leases and rental agreements are reported mainly on the basis of legal ownership; in the absence of applicable rules, leased or rented assets are often capitalized according to the criteria employed for tax purposes.

Under IFRS, leases are classified on the basis of the extent to which the risks and rewards incident to ownership of a leased asset accrue to the lessor or lessee, with the substance of the agreement taking precedence over its legal form.

Financial assets/securities classified as non-current assets

Under the HGB, financial assets are carried at the lower of cost or fair value when a decline in value is other than temporary. Recognition of temporary declines in value is optional.

Under IFRS, securities held as non-current assets, depending on their classification, are carried at amortized cost using the effective interest method or at fair value without deducting transaction costs.

Securities held as current assets

Under Austrian accounting law, securities held as current assets are carried at the lower of cost or market value. Under IFRS, securities treated as current assets are carried at market value, with the recognition of temporary changes in market value being dependent on the classification of the security. Where securities are held for trading, changes in value must be recognized in income. For available-for-sale securities, changes in value are recognized either in income or directly in equity (in the revaluation reserve).

Inventories

In accordance with the option existing under the HGB, Wolford waives the inclusion of discretionary employee benefits in production costs for the purpose of inventory valuation. As IFRS do not provide this option, production costs based on IFRS do include discretionary employee benefits.

Deferred taxes

Under the HGB, the recognition of deferred tax assets resulting from timing differences between the results for financial reporting purposes and the tax base is optional. Recognition of deferred tax assets for carry-forwards of tax losses is not permitted.

Under IFRS, both deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their respective tax base. The size of the deferred tax assets and liabilities is determined by applying the tax rate expected to be in effect during the period in which the carrying value of the asset will be recovered or the liability settled. Deferred tax assets are also recognized on realizable unused tax losses carried forward.

Hedging and derivative financial instruments

Derivative financial instruments are measured at fair value and recognized directly in the income statement; the resulting gains or losses are recognized as income or expense.

Under the HGB, derivative financial instruments (used, for example, for hedging transactions) are as a rule carried in the balance sheet only when a loss is imminent. Depending on the classification of the hedges, any gains or losses resulting from a change in fair value are recognized either in income or directly in equity.

Those derivative financial instruments for which hedge accounting is not permitted under IFRS are stated at their fair value. Any resulting gains or losses are recognized in income.

Foreign-currency translation

The HGB does not provide specific direction on the translation of financial statements of companies that do not employ the reporting currency.

In keeping with IAS 21, for subsidiaries which do not report in euros, income and expense items are translated at average exchange rates for the period. The difference between the income and expense items translated at these respective rates and the net profit or loss based on the rate at the period's balance sheet date is taken to equity, where it is reported in the translation reserve.

Foreign-currency transactions

Under the HGB, monetary items shown in the balance sheet that are denominated in foreign currency are translated as follows: if reported on the assets side, at the exchange rate ruling at the transaction date or the lower closing date rate; if reported on the liabilities side, at the exchange rate ruling at the transaction date or the higher closing date rate. Unrealized foreign exchange gains are therefore not recognized under the HGB. Under IFRS, monetary assets and liabilities are measured at the closing rate; unrealized exchange gains and losses are therefore recognized as income or expense.

3. Accounting policies applied

Property, plant and equipment are carried at cost and depreciated over their expected useful lives in accordance with IAS 16 (Property, Plant and Equipment) using the straight-line method.

Interest expense on borrowings raised to finance property, plant and equipment that are constructed or acquired over an extended period of time is not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10 to 50 years
Technical equipment and machinery	4 to 20 years
Other equipment, furniture and fixtures	2 to 10 years

In the event of significant impairment that exceeds depreciation, assets are, if required, written down in conformity with IAS 36 (Impairment of Assets).

Repair and maintenance costs relating to property, plant and equipment are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield future additional economic benefits from use of the asset.

Leased property, plant and equipment which, from a substance-over-form point of view, are to be construed as purchases of assets under long-term financing arrangements because the risks and rewards associated with such assets pass to Wolford as the lessee (i.e. assets held under a finance lease), are capitalized at the lower of their fair value or the present value of the minimum lease payments, pursuant to IAS 17 (Leases). Such assets are depreciated over their useful lives. If it is not reasonably certain at the beginning of the lease that ownership will pass to the lessee, the asset is depreciated over the shorter of the lease term or the asset's useful life. The payment obligations arising from future lease payments are recognized as liabilities.

Items leased or rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. The associated rental payments are expensed.

Goodwill resulting from acquisitions is recognized as an asset. An annual impairment test is performed in accordance with IAS 36.

Other intangible assets are measured at cost and amortized by the straight-line method over their useful lives of three to ten years.

Research costs may not be capitalized under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred.

Development costs are generally also expensed as incurred. Development costs are capitalized only if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects must fulfill all of a number of additional criteria under IAS 38 in order to qualify for recognition in equity. In the fiscal years 2004/05 and 2003/04 no developments costs were incurred that were eligible for capitalization.

In fiscal 2004/05, research and development costs of TEUR 7,865 (2003/04: TEUR 8,098) were expensed.

Financial instruments are recognized at the settlement date, in keeping with IAS 39.

Securities held as non-current assets include units of an investment fund that serve to cover the employee benefit obligations as prescribed by tax law. The item also comprises other securities and investment fund units. These are classified as available-for-sale and, in accordance with IAS 39, are measured at fair value without deducting transaction costs. Fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is recognized in equity in the revaluation reserve.

Securities held as current assets and classified as available for sale are (in accordance with IAS 39) carried at fair value as determined by reference to stock market quotations at the balance sheet date. Temporary fluctuations in market value are taken to equity (in the revaluation reserve). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Inventories - Raw materials and supplies are measured at the lower of cost or market value. As a rule, their consumption is measured at cost.

Work-in-process and finished goods are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from reductions in net realizable value and from slow-moving items.

Borrowing costs are expensed as incurred. This represents the benchmark treatment under IAS 23.

Receivables and other assets - Receivables are capitalized at the fair value of the consideration given, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up provisions in the requisite amounts.

All cash holdings and financial investments with a term to maturity not exceeding 90 days at the time of acquisition that are included in cash and cash equivalents are classified as liquid assets. These assets are marked-to-market at the balance sheet date. At the year-end none of the amounts included in this item were subject to any restrictions as to their use.

Treasury stock is reported in the balance sheet as a charge to equity, pursuant to SIC 16.

Income taxes - Provisions set up for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets and liabilities are established for deferred taxes according to the balance sheet liability method specified in IAS 12. This involves accruing deferred taxes for the temporary differences in valuation and reporting between the tax bases and the commercial IFRS financial statements of the Group companies, and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized in respect of all loss carry-forwards that are expected to reverse with sufficient certainty in the foreseeable future.

For domestic entities the calculation of deferred taxes is based on a tax rate of 25 percent. For foreign entities the respective local tax rate is used.

Liabilities - At initial recognition, liabilities are measured at the fair value of the consideration received. At the balance sheet date, long-term debt is measured at amortized cost.

Provisions for employee benefits - The method used to determine employee benefit obligations is explained in the note to this balance sheet item.

Provisions - Other provisions are set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is created only if the obligation is assumed to exist at the balance sheet date with a probability of more than 50 percent. Long-term provisions are discounted if the interest component included in the obligation is significant.

Liabilities under finance leases are carried at the present value of the minimum lease payments, in accordance with IAS 17 (Leases).

Earnings per share are determined by dividing net profit for the year by the number of shares outstanding. The buy-backs of a total of 250,000 shares in the fiscal years 1998/1999, 1999/2000 and 2000/2001 were taken into account in the calculation. As the exercise price of the potential stock exceeded the market value at April 30, 2005, it had no diluting effect and, as in the previous fiscal year, diluted earnings per share were therefore not calculated. In 2003/2004 and 2004/2005 the basis for the calculation of earnings per share was determined as follows:

Total number of shares outstanding	5,000,000
less shares of treasury stock	(250,000)
	4,750,000

Revenue recognition - Revenue is recognized when the significant risks and potential rewards of ownership have been transferred or when services have been rendered, taking into account also the other revenue recognition criteria set out in IAS 18. Interest income is recognized on a prorated basis by reference to effective interest rates. Income from royalties and rentals is likewise recognized on a prorated basis.

Foreign-currency translation - Differences resulting from the translation of foreign currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognized as income or expense in the period. In the 2004/2005 fiscal year, translation differences in the amount of TEUR -166 (2003/2004: TEUR 114) were taken to income.

Movements in key exchange rates were as follows:

Currency	Middle rate on balance sheet date		Average rate for fiscal year	
	April 30, 2005	April 30, 2004	2004/05	2003/04
1 EUR / USD	1.2972	1.1970	1.25798	1.17983
1 EUR / JPY	136.4000	131.9400	135.16250	133.02750
1 EUR / GBP	0.6782	0.6752	0.68428	0.69483
1 EUR / CHF	1.5377	1.5526	1.53898	1.54681
1 EUR / CAD	1.6205	1.6335	1.61322	1.59971
1 EUR / DKK	7.4465	7.4415	7.43867	7.43566
1 EUR / HKD	10.1040	9.3150	9.80351	9.14796

Hedging/derivative financial instruments - To hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and forecasted transactions, Wolford enters into derivatives transactions in the form of forward currency contracts, a long option and an interest rate swap. The hedging transactions and derivative financial instruments are measured at fair value and recognized in the income statement, as not all the requirements for hedge accounting under IAS 39 are met.

Methods of consolidation - For business combinations effected by March 31, 2004, capital is consolidated by the benchmark method set forth under IAS 22: The cost of acquisition or creation of the equity interest in the respective subsidiary is offset against the value of the identifiable assets and liabilities of the subsidiary at the time of its acquisition or establishment. For business combinations after March 31, 2004, capital was consolidated according to IFRS 3.

Intra-group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-group sales and services.

Intra-group gains or losses from the transfer of assets are offset if material.
The same procedure is used for material intra-group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes.

Assumptions - In preparing consolidated financial statements it is necessary, to some extent, to make estimates and assumptions influencing the carrying values of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

Non-current and current assets and liabilities - Assets and liabilities with a term to maturity of up to one year are classified as current (short-term). Those with a term to maturity of more than one year are classified as non-current (long-term). Term to maturity is determined by reference to the balance sheet date.

II . NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(1) Sales

Detailed information on sales is provided in Segment Reporting in V. Other Information.

(2) Other operating income

in thousands of EUR	2004/05	2003/04
Rental income	290	243
Reimbursement of staff costs	827	740
Insurance benefits	125	354
Gains from disposal of property, plant and equipment	979	9
Refunds	0	371
Restaurant revenue	259	260
Grants for advertising and other purposes	329	295
Other	608	1,012
Total	**3,417**	**3,284**

(3) Staff Costs

in thousands of EUR	2004/05	2003/04
Wages	11,806	11,471
Salaries	33,585	34,344
Statutory social security contributions, pay-based levies and pay-based other compulsory contributions	11,759	11,589
Expenses for severance pay and pensions	2,503	947
Executive Board	2,004	613
Other management	52	(27)
Other employee benefits	691	720
Total	**60,344**	**59,071**

The increase in expenses for severance pay and pensions resulted from the early departure of a member of the Executive Board.

(4) Depreciation/Impairment losses

As a result of impairment reviews under IAS 36, write-downs of TEUR 523 were recognized (2003/04: TEUR 0).

(5) Other operating expenses

in thousands of EUR	2004/05	2003/04
Taxes (excluding income taxes)	315	284
Advertising expenses	5,494	5,515
Legal and consulting fees	2,363	2,112
Rental and lease payments (including operating and incidental costs)	6,813	6,452
Freight	2,349	2,319
Travel expenses	1,478	1,434
Duties and charges	349	355
Insurance premiums	1,033	1,107
Licenses	1,105	344
Car expenses	752	690
IT expenses	698	902
Credit card fees	559	541
Other	5,449	6,136
Total	**28,757**	**28,191**

(6) Net interest cost

in thousands of EUR	2004/05	2003/04
Interest and similar income	229	256
Interest and similar expense	(1,277)	(1,616)
Total	**(1,048)**	**(1,360)**

(7) Net investment securities income

in thousands of EUR	2004/05	2003/04
Income from securities	437	464
Expenses from securities	(311)	(8)
Total	**126**	**456**

(8) Income taxes

Current tax expenditure had the following composition:

in thousands of EUR	2004/05	2003/04
Tax expense in the fiscal year		
Austria	0	(239)
Foreign	(539)	(567)
Deferred tax expense/credit		
Austria	(2,561)	(146)
Foreign	582	791
Total	**(2,518)**	**(161)**

In the 2004/05 fiscal year, taxes in the amount of TEUR -178 (prior year: TEUR -30) were charged directly to equity.

Reconciliation of tax expense based on the Austrian corporate income tax rate of 25 percent to the effective tax rate for the period:

in thousands of EUR	2004/05	2003/04
Profit (loss) before taxes	(2,169)	1,021
Income tax expense at the tax rate of 25 % (FY 03/04: 34 %)	542	(347)
Foreign tax rates	(587)	103
Non-temporary differences		
Tax-free amounts	169	129
Tax-exempt income from subsidiaries	138	0
Losses for which no deferred tax asset was accrued	(745)	(711)
Effect from tax rate change to 25 % (FY 03/04: 34 %)	(1,354)	0
Other	(681)	665
Effective tax expense	**(2,518)**	**(161)**
Effective tax rate	**(116 %)**	**16 %**

III. NOTES TO THE CONSOLIDATED BALANCE SHEETS

ASSETS

(9) Non-current assets

The movements in non-current (i.e. long-term) assets are presented in detail in the consolidated statements of changes in non-current assets. The exchange rate effect resulting from the translation of foreign entities' assets at beginning-of-period versus end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment

Movements in property, plant and equipment are disclosed in detail in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements.

Other intangible assets

Movements in other intangible assets are disclosed in detail in the consolidated statements of changes in non-current assets, which form part of these consolidated financial statements.

Amortization and impairment losses on intangible assets are shown in the consolidated statements of changes in non-current assets and included in the item "Amortization, depreciation and write-downs except for goodwill" in the consolidated statements of income.

Financial assets

As prescribed by IAS 39, the fund units included in this item are categorized as available-for-sale and are measured at fair value, which represents the market price of the units at the balance sheet date. The change of TEUR 19 in fair value during the 2004/2005 fiscal year (2003/2004: TEUR 140) was taken directly to equity.

(10) Long-term receivables

This item largely represents other receivables.

(11) Deferred tax assets

The deferred tax asset arises from the following temporary measurement and recognition differences between IFRS carrying amounts and the corresponding tax base:

in thousands of EUR	**April 30, 2005**	**April 30, 2004**
Deferred tax assets		
Allocation to employee benefit provisions	540	589
Eliminations	485	535
Deferred taxes on loss carry-forwards and write-down to fair value	3,689	7,632
Deferred taxes on temporary differences at subsidiaries	1,671	0
Foreign-currency translation	72	30
Other	54	73
Deferred tax assets	**6,511**	**8,859**
Deferred tax liabilities		
Property, plant and equipment	(183)	(185)
Inventories	(24)	(34)
Untaxed reserve	(299)	(408)
Securities	(18)	0
Treasury stock	(1,344)	(1,407)
Other	(72)	(98)
Deferred tax liabilities	**(1,940)**	**(2,132)**
Deferred tax assets, net	**4,571**	**6,727**

In accordance with IAS 12, deferred tax assets of TEUR 999 (April 30, 2004: TEUR 3,158) were recognized for loss carry-forwards that are expected to reverse in the future.

Deferred tax assets were written down by TEUR 3,553 (previous year: TEUR 1,949).

The tax projection reveals that deferred tax assets from loss carry-forwards will be depleted within the next four years.

Current assets

(12) Inventories

The breakdown of inventories was as follows:

in thousands of EUR	April 30, 2005	April 30, 2004
Raw materials and supplies	4,769	4,510
Work in process	4,505	4,577
Finished goods and merchandise	13,488	13,181
Total	**22,762**	**22,268**

(13) Current receivables and other assets

in thousands of EUR	April 30, 2005	April 30, 2004
Trade receivables	15,475	18,714
Other receivables and assets	1,075	1,313
Prepaid expenses	1,127	1,007
Total	**17,677**	**21,034**

Trade receivables included TEUR 0 (April 30, 2004: TEUR 0) evidenced by bills of exchange.

(14) Current securities and financial investments

This item included a time deposit of TEUR 1,500 (April 30, 2004: TEUR 2,500) pledged as collateral for liabilities.

(15) Shareholders' equity

The composition of and movement in equity is presented in a separate schedule, the consolidated statements of changes in equity.

Capital stock

The issued capital of the Company consists of 5,000,000 shares of no par value, each share representing an equal interest in the capital stock.

Additional paid-in capital

The appropriated capital reserve represents proceeds (net of issuing costs) from the sale of stock above par value in the 1995 fiscal year.

Revaluation reserve

The revaluation reserve resulting from the remeasurement of financial instruments is reduced by applicable income taxes.

Treasury stock

In the reporting year the Company did not repurchase any of its stock. The Company holds five percent of the capital stock.

Non-current liabilities

(16) Long-term debt

Long-term debt had the following composition:

in thousands of EUR	April 30, 2005	April 30, 2004
Bank loans (EUR), variable interest rates of 2.6 % to 4 %, including TEUR 2,490 of ERP loans (Apr. 30/04: TEUR 3,662)	13,510	8,663
Bank loans (CHF), variable interest rates of 1.13 % to 1.5 %	577	3,494
Loan from Forschungsförderungsgesellschaft (EUR), fixed interest rate of 2 % to 2.5 %	1,428	1,466
Loan from Vorarlberg regional government (EUR)	323	331
Total	**15,838**	**13,954**
of which current portion	2,214	1,320

Long-term bank debt is secured with TEUR 8,067 of securities held as non-current and current assets (April 30, 2004: TEUR 6,177).

(17) Provisions for employee benefits

Allocations to provisions for employee benefits (pensions, severance pay and anniversary bonuses) are calculated in accordance with IAS 19.

in thousands of EUR	April 30, 2005	April 30, 2004
Provisions for pensions	5,191	3,590
Provisions for severance pay	8,264	7,642
Provisions for anniversary bonuses	1,429	1,413
Total	**14,884**	**12,645**

Provisions for pensions

Wolford AG has direct pension obligations to current and former members of the Executive Board based on individual commitments. Actuarial gains and losses are recognized based on the corridor method.
Pension entitlements were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	from AVÖ 1999, by Pagler & Pagler
Interest rate	5.75 % per year
Wage/salary increases	3.0 % per year
Average staff turnover	0.0 %

Provisions for severance pay

Under current legislation, employees of the Austrian parent company are entitled to a one-time severance payment if employment is terminated by the Company, or on their retirement. The amount of severance pay is determined by the number of years of service and the amount of compensation earned at the time of termination.

Severance pay provisions were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data		from AVÖ 1999, by Pagler & Pagler
Interest rate		5.75 % per year
Wage/salary increases		3.0 % per year
Age at retirement	Men: 61.5 - 65 years	Women: 56.5 - 60 years
Staff turnover distribution by length of service		
0 to 3 years		19 %
3 to 5 years		13 %
5 to 10 years		9 %
10 to 15 years		5 %
15 to 20 years		1 %
over 20 years		0 %

Movements in the Austrian parent company's provisions for pensions and severance pay during the fiscal year were as follows:

in thousands of EUR	**2004/05**	**2003/04**
Present value of severance-pay and pension obligations at May, 1	11,729	11,347
Current service cost	772	794
Interest expense	656	644
Pension and severance benefits paid	(879)	(822)
Actuarial gain (loss)	1,511	(347)
Present value of obligations at April, 30	13,789	11,616
Cumulative unrecognized actuarial gain (loss) [pensions]	(560)	(553)
Provisions reported in the balance sheet at April 30	**13,229**	**11,063**

In addition, there are defined-benefit plans for severance pay and pensions in Italy of TEUR 151 (2003/04: TEUR 143) and in France of TEUR 75 (2003/04: TEUR 20).

For defined-contribution plans, costs of TEUR 34 were charged to income (2003/04: TEUR 13).

Provisions for anniversary bonuses

The provisions for anniversary bonuses in the amount of TEUR 1,429 (April 30, 2004: TEUR 1,413) are also computed in accordance with IAS 19 (revised 1998).

Anniversary bonus entitlements were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	**from AVÖ 1999, by Pagler & Pagler**
Interest rate	5.75 % per year
Wage/salary increases	3.0 % per year
Age at retirement	Men: 61.5 - 65 years Women: 56.5 - 60 years
Staff turnover distribution by length of service	
0 to 3 years	19 %
3 to 5 years	13 %
5 to 10 years	9 %
10 to 15 years	5 %
15 to 20 years	1 %
over 20 years	0 %

(18) Other non-current liabilities

in thousands of EUR	**April 30, 2005**	**April 30, 2004**
Obligations under finance leases	0	390
Other	129	130
Total	**129**	**520**

Obligations under finance leases are detailed in Section V, Other Information.

Current liabilities

(19) Bank loans and overdrafts

Analysis of current bank loans and overdrafts:

in thousands of EUR	April 30, 2005	April 30, 2004
Variable-rate export promotion loans (KRR)	5,800	13,027
Short-term cash facility in JPY	0	641
Short-term cash facility in CHF	0	116
Cash credit line I	6,395	6,395
Short-term cash facility in USD	3,049	3,639
Total	**15,244**	**23,818**

(20) Other current provisions

The movements in the most significant other provisions carried in accordance with IAS 37 are summarized below:

in thousands of EUR	May 1, 2004	Translation differences	Used	Reversal	Added	April 30, 2005
Sales bonuses	579	(3)	343	36	241	438
Staff	1,390	(38)	911	238	1,140	1,343
Advertising	98	0	80	18	171	171
Tax consulting, auditing	321	(7)	262	46	339	345
Legal	10	0	10	0	356	356
Freight	42	0	42	0	7	7
Travel expenses	19	0	19	0	25	25
Licenses	0	0	0	0	55	55
Miscellaneous	551	(12)	266	171	473	575
Total	**3,010**	**(60)**	**1,933**	**509**	**2,807**	**3,315**

(21) Other current liabilities

Other current liabilities include, among other items, the following amounts owed to employees:

in thousands of EUR	April 30, 2005	April 30, 2004
Vacation pay	2,976	2,780
Special payments	2,003	1,844
Overtime pay	889	623
Social security obligations	1,087	1,167
Obligations to the Austrian tax authorities	631	689
Obligations to staff	591	759
Obligations from vouchers	800	820
Other	2,129	2,296
Total	**11,106**	**10,978**

IV. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows trace the changes in the Group's cash and cash equivalents over the reporting year as a result of cash inflows and outflows.

The consolidated statements of cash flows distinguish between cash flows associated with operating activities, with investing activities, and with financing activities.

Cash flow from operating activities is determined using the indirect method. The starting point is earnings before taxes, which is adjusted for non-cash expenses and revenues. The result plus the changes in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheets represent cash flow from operating activities. Inflows and outflows from interest receipts/payments are shown in cash generated by operations. As a rule, all interest expense and interest income results in cash flows, with the exception of the interest component in provisions for employee benefits.

(22) Cash and cash equivalents

Cash and cash equivalents consist only of cash and of demand deposits at banks.

(23) Purchases of other intangible assets and property, plant and equipment

During the reporting period the Group acquired other intangible assets and property, plant and equipment in the total amount of TEUR 5,830. The associated cash outflow during the period totaled TEUR 5,576.

V. OTHER INFORMATION

Acquisitions

In the 2004/05 fiscal year the Wolford Group acquired a total of 21 Wolford boutiques or shop-in-shops (SIS) from partners. All acquisitions represented so-called "asset deals". The physical premises of all these stores are leased. When buying these outlets, the Wolford Group companies either took over existing leases or concluded new lease agreements.

In the period from June 2004 to November 2004, Wolford AG acquired a total of 13 Wolford boutiques/SIS from Palmers Textil AG. As part of this acquisition, Wolford took over certain assets (especially furniture, fixtures and equipment, rental and real estate rights, and inventories) as well as the existing staff, with the existing rights, obligations and entitlements.

With effect from December 2004 Wolford Deutschland GmbH acquired two boutiques/SIS from franchisees. Only assets were transferred in this transaction (particularly furniture, fixtures, equipment and inventories). In March 2005 Wolford Deutschland GmbH acquired six Wolford boutiques from Palmers Deutschland GmbH & Co. KG. In the process, Wolford took over assets (especially furniture, fixtures and equipment, rental and real estate rights, and inventories) as well as the existing staff, with the existing rights, obligations and entitlements.

The total cost of all acquisitions was TEUR 2,761. Of this total, TEUR 648 represented tangible non-current assets and TEUR 1,579 represented intangible non-current assets (lease and real estate rights). Acquired inventories amounted to TEUR 722. Wolford assumed a total of TEUR 199 in obligations to staff.

The new outlets contributed TEUR 3,531 to consolidated sales and TEUR 525 to EBIT.

Segment reporting

Wolford is an internationally operating manufacturer and retailer in the luxury segment of high-quality legwear, bodywear, swimwear and lingerie. The Group's management information system is organized by regions, which represent the primary level of segmentation for financial reporting purposes.

As the secondary level of segmentation, Wolford distinguishes between "Retail" and "Wholesale" activities.

Wolford's Retail segment comprises all of the Company's own flagship stores, the Wolford-owned boutiques and its shop-in-shops. The proprietary shop-in-shops are sections of department stores managed by Wolford. The Wholesale segment for its part covers all business activities with other retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts. The inter-segment pricing strategy did not change from the year before.

Primary segment information (by region)

2004/05

in thousands of EUR	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	80,264	69,740	17,406	147	(51,250)	116,307
Of which intra-Group	51,250	0	0	0	(51,250)	0
Of which to third parties	29,014	69,740	17,406	147	0	116,307
Operating profit (loss) [EBIT]	(723)	783	(315)	(87)	(172)	(514)
Segment assets	103,615	23,622	6,931	33	(7,888)	126,313
Segment liabilities	58,154	17,796	7,247	1,241	(19,019)	65,419
Capital expenditure	4,472	1,320	38	0	0	5,830
Amortization, depreciation and impairments	4,885	993	850	0	0	6,728
Of which impairments	0	32	491	0	0	523
Number of employees (total headcount)	1,146	319	122	0		1,587

2003/04

in thousands of EUR	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	82,835	69,057	18,621	1,595	(52,894)	119,214
Of which intra-Group	52,894	0	0	0	(52,894)	0
Of which to third parties	29,941	69,057	18,621	1,595	0	119,214
Operating profit (loss) [EBIT]	4,521	1,260	166	(853)	(2,461)	2,633
Segment assets	110,095	25,194	7,353	1,160	(7,852)	135,950
Segment liabilities	62,162	21,037	7,890	6,554	(26,747)	70,896
Capital expenditure	3,285	256	50	0	0	3,591
Amortization, depreciation and impairments	5,025	1,047	623	31	0	6,726
Of which impairments	0	0	0	0	0	0
Number of employees (total headcount)	1,130	298	125	7		1,560

Secondary segment information (Retail vs. Wholesale)

2004/05

In thousands of EUR	Retail	Wholesale	Eliminations	Group
Sales	32,557	89,549	(5,799)	116,307
Carrying amount of non-current segment assets x)	6,245	70,755	0	77,000
Purchases of non-current segment assets	2,729	3,101	0	5,830

2003/04

In thousands of EUR	Retail	Wholesale	Eliminations	Group
Sales	31,610	94,154	(6,550)	119,214
Carrying amount of non-current segment assets x)	5,336	73,342	0	78,678
Purchases of non-current segment assets	46	3,545	0	3,591

x) Excluding long-term receivables

Financial risk management (Group treasury)

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the Company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price); that require little or no initial net investment; and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability to permit budgeting twelve months in advance. The goal in interest rate management is to reduce interest rate risk both for assets and liabilities.

Credit risk

On the assets side, the reported carrying amounts also represent the maximum credit and default risk.

The risk actually incurred however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the Company limits the credit risk associated with customers by taking out credit insurance with Prisma Kreditversicherungs AG and with ÖKB Versicherungs AG, the Austrian national export credit agency.

Interest rate risk

On the assets side, interest rate risk exists with respect to the fixed-interest securities reported under financial assets.

On the liabilities side, the borrowings are subject to interest rate risk, which is partly hedged through an interest rate swap. At April 30, 2005 the fair value of this swap was TEUR -59. The changes in the value of the interest rate swap are recognized in the income statement.

The carrying amount of bank debt at April 30, 2005 represents the outstanding principal.

Currency risk management

Exchange rate risks arising from foreign-currency receivables and forecasted transactions were largely hedged. This was accomplished by employing currency forwards and a currency option.

Derivative financial instruments

The Group treasury used derivatives in the form of currency forwards, a currency option and an interest rate swap.

The derivatives positions open at April 30, 2005 had terms of less than twelve months:

	April 30, 2005			April 30, 2004		
in thousands of EUR	**Amount in foreign currency**	**Amount in EUR**	**Fair Value**	**Amount in foreign currency**	**Amount in EUR**	**Fair Value**
Interest rate swap						
EUR	0	5,000	(59)	0	5,000	(21)
Currency forwards						
GBP	3,450	4,904	(117)	3,350	4,780	(121)
USD	3,600	2,799	33	4,600	3,808	(58)
NOK	7,800	948	(9)	8,000	967	(7)
SEK	8,000	880	4	6,100	665	(1)
CHF	7,300	4,809	36	3,700	2,430	26
CAD	760	478	10	750	475	18
Purchased option						
USD	3,000	2,246	47	3,100	2,496	42

The fair value of the derivative financial instruments is recognized in the "miscellaneous" item under other current provisions.

All forward currency contracts are carried at fair value in accordance with IAS 39. Neither the currency forwards nor the interest rate swap fulfil the stringent documentation requirements for hedge instruments. They must therefore be classified as "held for trading" under IAS 39, are measured at fair value and are recognized in the income statement.

The fair values of the derivative foreign exchange instruments represent the market values of the forwards or option which would be required as of April 30, 2005 in order to settle the respective currency derivative, without regard to any adverse developments in the value of the underlying instruments.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and provisions may be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

The cost and fair value of securities held as non-current or current assets at April 30, 2005 were as follows:

in thousands of EUR	Cost	Market value	Gains (losses) taken to equity
April 30, 2005			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	4,014	(216)
Fixed-income bonds in euros	2,962	2,984	22
Floating-rate bonds in euros	1,517	1,450	(67)
Investment certificates and investment fund units (other)	2,578	2,273	(305)
Total	**11,287**	**10,721**	**(566)**

in thousands of EUR	Cost	Market value	Gains (losses) taken to equity
April 30, 2004			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	3,882	(348)
Fixed-income bonds in euros	2,962	3,007	45
Floating-rate bonds in euros	1,517	1,441	(76)
Investment certificates and investment fund units (other)	2,889	2,372	(517)
Total	**11,598**	**10,702**	**(896)**

Of these securities, a portion in the amount of TEUR 9,717 is pledged as collateral for non-current liabilities. However, at the balance sheet date, securities in the amount of only TEUR 8,571 (April 30, 2004: TEUR 6,782) were actually required for this purpose.

Stock option plan

In 1998 and 1999, under a stock option plan, Wolford AG granted senior managers of Wolford AG and group companies options to buy shares of Wolford AG. A total of 30,500 options have been granted to date. No new options were issued in the fiscal year 2004/05.

To date, options have been granted as follows:

Former Executive Board members: 10,000 options (Fritz Humer and Josef Metzler, 5,000 options each)

Other senior management: 20,500 options (including 1,500 to senior managers at subsidiaries)

The exercise price is composed of the cost price of EUR 49.49 plus interest at the rate of four percent per year and the cost incurred by the employer. Each option confers the right to buy one share of Wolford AG stock. The exercise periods end on September 7, 2006 and on September 6, 2007. The options are not transferable.

No options were exercised in the fiscal year. At April 30, 2005 the fair value of the options granted was near nil; they are therefore not recognized in the balance sheet.

Employee count

In fiscal 2004/05 the Wolford Group had an average staff of 1,388 employees in terms of full-time equivalents (FTE) (prior year: 1,430), including 515 wage-earners (prior year: 515), 855 salaried employees (prior year: 892) and 18 apprentices (prior year: 23).

Transactions with related companies

Under IAS 24.3(c) in conjunction with IAS 24.3(e), transactions with companies of the Palmers Group are reportable.

Sales to related companies in the 2004/05 fiscal year amounted to TEUR 4,630 (2003/04: TEUR 8,215). The carrying amounts at April 30, 2005 of the corresponding open items were receivables of TEUR 317 (year earlier: TEUR 1,958) and payables of TEUR 342 (year earlier: TEUR 332).
At April 30, 2005, as a result of the sale of Palmers Textil AG, there were no longer any related companies for the purposes of IAS 24.

Finance leases

The parent company leased a warehouse at the premises of Wolford AG in Bregenz until March 31, 2005. On that date the warehouse became the property of Wolford AG. The lease agreement was classified as a finance lease. The warehouse is recognized in the non-current assets of Wolford AG as follows:

in thousands of EUR	April 30, 2005	April 30, 2004
Warehouse	1,365	1,365
Accumulated depreciation	(819)	(774)
	546	**591**

Depreciation was TEUR 45 for the 2004/05 fiscal year (2003/04: TEUR 45).

Other financial obligations

Wolford has the following obligations under long-term rental agreements and operating leases:

in thousands of EUR	April 30, 2005	April 30, 2004
Minimum rental and lease payments payable		
Within one year	5,986	5,430
After one year and within five years	16,057	15,450
After five years	3,630	2,565

The rental and lease expenditure in the 2004/05 fiscal year was TEUR 5,917 (2003/04: EUR 5,784).

Other risks

Concerning litigation, a lawsuit worth mentioning is that involving Pasala Pty Ltd. in Australia. The management regards the associated risk for the Company as being low.

Executive Board and Supervisory Board

2004/05

in thousands of EUR	Employment compensation	Severance pay	Pensions	Total compensation
Executive Board members	1,127	134	1,870	3,131
of which variable portion	174	0	0	174
of which subsidiaries	163	0	0	163
Former Executive Board members	479	0	134	613
	1,606	**134**	**2,004**	**3,744**

2003/04

in thousands of EUR	Employment compensation	Severance pay	Pensions	Total compensation
Executive Board members	1,164	188	425	1,777
of which variable portion	128	0	0	128
of which subsidiaries	170	0	0	170
Former Executive Board members	192	0	291	483
	1,356	**188**	**716**	**2,260**

Compensation paid to the Supervisory Board was TEUR 15 (2003/04: TEUR 15).

In the 2004/05 fiscal year the Executive Board had the following members:

Holger Dahmen, Chief Executive Officer
Josef Metzler, Deputy CEO (until March 31, 2005)
Peter Simma
Roberto Geronzi

In the 2004/05 fiscal year the Supervisory Board had the following members:

Theresa Jordis, Chairwoman
Emil Flückiger, Vice Chairman
Wolfgang K. Meusburger
Gerd Strehle

The Staff Council's representatives on the Supervisory Board were:

Anton Mathis
Peter Glanzer

Bregenz, Austria, June 24, 2005

Holger Dahmen

Peter Simma

Roberto Geronzi

CONSOLIDATED STATEMENTS OF CHANGES IN NON-CURRENT ASSETS FOR THE FISCAL YEAR 2004/05

			Costs			
in thousands of EUR	**May 1, 2004**	**Translation differences**	**Additions**	**Disposals**	**Reclassifi-cations**	**April 30, 2005**
Property, plant & equipment						
Land, land rights and buildings, including buildings on third-party land	75,988	(191)	774	1,303	518	75,786
of which land	5,977	0	0	16	0	5,961
Technical equipment and machinery	28,334	(1)	575	202	0	28,706
Other fixed assets, tools and equipment	22,077	(133)	1,975	1,657	0	22,262
Advance payments on PPE and assets under construction	375	1	518	0	(651)	243
	126,774	**(324)**	**3,842**	**3,162**	**(133)**	**126,997**
Goodwill	**1,140**	**(66)**	**0**	**0**	**0**	**1,074**
Concessions, patents and licenses	5,434	0	433	83	0	5,784
Security deposits paid for leased and rented real estate	3,921	(17)	1,555	0	133	5,592
	9,355	**(17)**	**1,988**	**83**	**133**	**11,376**
Total	**137,269**	**(407)**	**5,830**	**3,245**	**0**	**139,447**

Accumulated depreciation, amortization and write-downs						Carrying amounts	
May 1, 2004	**Translation differences**	**Impairment**	**Additions**	**Disposals**	**April 30, 2005**	**May 1, 2004**	**April 30, 2005**
20,148	(123)	252	2,402	676	22,003	55,840	53,783
0	0	0	0	0	0	5,977	5,961
25,035	0	0	1,124	202	25,957	3,299	2,749
17,669	(122)	44	1,882	1,639	17,834	4,408	4,428
0	0	0	0	0	0	375	243
62,852	**(245)**	**296**	**5,408**	**2,517**	**65,794**	**63,922**	**61,203**
0	**0**	**227**	**0**	**0**	**227**	**1,140**	**847**
4,747	(1)	0	420	81	5,085	687	699
1,697	(9)	0	377	0	2,065	2,224	3,527
6,444	(10)	0	797	81	7,150	2,911	4,226
69,296	**(255)**	**523**	**6,205**	**2,598**	**73,171**	**67,973**	**66,276**

INDEPENDENT AUDITOR'S REPORT

In connection with the consolidated financial statements of **Wolford Aktiengesellschaft, Bregenz** for the fiscal year ended April 30, 2005 in the version here presented, we provide the following

INDEPENDENT
AUDITORS' REPORT

We have audited the accompanying consolidated financial statements of Wolford AG and subsidiaries as of April 30, 2005 prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board. These group financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these group financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing ("ISA") issued by the International Federation of Accountants ("IFAC"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of April 30, 2005, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

We certify that the management report is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna, June 24, 2005

Deloitte Wirtschaftsprüfungs GmbH

Manfred Geritzer | Walter Müller

(Austrian) Certified Public Accountants

In the event that the consolidated financial statements are disclosed or handed over to a third party in a version which differs from that certified by us, our prior approval is necessary if our audit opinion is included or our audit is mentioned.

SUPERVISORY BOARD'S REPORT

In the fiscal year 2004/05 the Supervisory Board fulfilled its responsibilities under the law and the Company's by-laws in four meetings. In addition, the Audit Committee met once. The Executive Board continually reported to the Supervisory Board both in writing and orally on the business performance and position of Wolford AG and its subsidiaries.

The separate financial statements and management report of Wolford AG and the consolidated financial statements and management report at and for the year ended April 30, 2005 prepared in accordance with International Financial Reporting Standards (IFRS) were audited by Deloitte WirtschaftsprüfungsgmbH, the Group's auditors appointed under § 270 of the Austrian Commercial Code (HGB).

The accounting and the consolidated and separate financial statements were found to satisfy statutory requirements and the provisions of the by-laws.

As the audit did not give rise to objections, the auditors have issued an unqualified audit opinion. The management report is consistent with the separate and consolidated financial statements. The Supervisory Board has taken note of, and concurs with, the audit result.

The Supervisory Board of Wolford AG approves the separate financial statements for the 2004/05 fiscal year and the management report. The separate financial statements are thus adopted in accordance with § 125 (2) of the Austrian Stock Corporation Act (Aktiengesetz).

The Supervisory Board of Wolford AG hereby approves the consolidated financial statements and management report. The Supervisory Board agrees with the Executive Board's proposal for the appropriation of the profits of Wolford AG and moves that the annual meeting of shareholders decide in favor of the proposal.

Bregenz, July 2005

Theresa Jordis
Chairwoman of the Supervisory Board



Glossary

NON FINANCIAL

Accessories	Items which are meant to accompany other products and complement a collection.
Average unit price	Calculated based on Wolford regular unit sales at wholesale prices.
bodyCULTURE	Lingerie bras, briefs, corsages, garter belts and slips: with or without shaping function. Classic year-round selection and seasonal trend collection.
Bodywear/ Outerwear	"bodies", sweaters, shirts, tops, bustiers as well as pants, skirts, cardigans and dresses. Classic year-round selection and seasonal trend collection.
Brand products	Any products distributed under the Wolford label.
Contract/ Private Label (~products, ~manufacturing)	Any products sold under a third-party label or manufacturing done for such a label.
Croisière	Generic name for a line of swimwear which is already on store shelves in October or November, before the start of the swimwear fashion season in January.
Distribution channel	Generic term for a category of sales outlets. Wolford's main distribution channels are boutiques, department stores and multi-brand retailers.
Factory Outlet	Outlet for (factory) clearance sales, seconds and other discounted merchandise.
Legwear	Hosiery: pantyhose, stockings, stay-ups, knee-highs and socks. Classic year-round selection and seasonal trend collection.
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products.

Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants. Distinct from Wolford-owned boutiques.
Product groups	The major product categories offered by Wolford. These are Legwear, Bodywear, Swimwear, bodyCULTURE and Accessories.
Retail (segment)	A segment of Wolford's activities used for accounting purposes, the capitalized term. "Retail" refers to Wolford-owned sales outlets, i.e. all direct sales to consumers.
Season	Wolford works with a cycle of two seasons: spring/summer (S/S) and fall/winter (F/W). At Wolford the S/S collection begins shipping in January of the yearand the F/W collection ships from June.
Shop-in-shop (SIS)	A subset of both the multi-brand retail and department store distribution channels. A shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand.
Swimwear/ Beachwear	Swimsuits, swimkinis, and beach accessories such as pareos, pants, tops, caftans and dresses. Seasonal collection only.
Trend products	All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season.
Wholesale	A reporting segment of Wolford's operations: any sale to other businesses.
Wolford boutique/ Monobrand	Single-brand outlet: a boutique selling only Wolford merchandise.

FINANCIALS

Brand sales — Sales of products under the Wolford label.

Capital employed — Shareholders' equity plus interest-bearing debt less gross liquidity.

Earnings before interest and taxes (EBIT) — Operating profit.

Earnings before taxes (EBT) — Also called profit on ordinary activities, or profit before taxes.

Earnings per share (EPS) — Net profit for the year divided by the number of shares entitled to dividend payments (4,750,000 shares at the balance sheet dates).

EBITDA — Earnings before interest, taxes, depreciation and amortization.

Economic value added (EVA) — EVA is found by multiplying the difference between ROCE and WACC by capital employed; EVA represents the extent to which the capital employed earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return.

Equity ratio — Shareholders' equity as a percentage of total assets.

ERP — European Recovery Program.

Financial result — The balance of three items: net interest cost, net investment securities income, and interest paid on employee benefit funding.

Free cash flow — Cash flow from operating and investing activities less required repayments on debt.

Gearing — Also called debt-equity gearing; net debt as a percentage of shareholders' equity.

Gross liquidity — The sum of cash and cash equivalents, securities carried as current assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations).

HGB	Austrian Commercial Code ("Handelsgesetzbuch")
KonzAG	Austrian Law on Consolidated Financial Statements ("Konzernabschlussgesetz")
KRR	Kontrollbank Refinanzierungsrahmen
Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock. In this report, the figure is understood to be as at the balance sheet date.
Net debt	Bank debt (loans and overdraft) plus interest-bearing liabilities to other lenders (federal/regional government or similar parties) less gross liquidity.
NOPAT	Net operating profit after tax.
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital.
Return on equity (ROE)	Net profit for the year as a percentage of shareholders' equity.
Return on sales (ROS)	Net profit for the year as a percentage of sales.
Sales	Net sales revenues less any sales deductions. Also called "revenues" in this report.
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the company.
Working capital	Current assets minus current liabilities.

Credits

WOLFORD AG
Wolfordstraße 1
A-6901 Bregenz am Bodensee
Austria

Information:
WOLFORD AG
Anita Erhard
Tel.: (+43 5574) 690 1268
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690 1268.
It can also be downloaded via the Internet at www.wolford.com.

Consulting: Menedetter PR
Layout: gruenberg 4
Photos: Wolford
Translation: Martin Focken

We have prepared this English translation of the annual report with the greatest possible care, but cannot rule out the possibility of discrepancies.
The German original is definitive.